Mail Stop 4561

Dan Halvorson, Chief Financial Officer
DivX, Inc.
4780 Eastgate Mall
San Diego, CA 92121
By facsimile also at: (858) 882-0601

      Re: **DivX, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed on March 29, 2007

                Definitive Proxy Statement on Schedule 14A
                Filed on April 27, 2007

                Form 10-Q for the Fiscal Quarter Ended September 30, 2007
                Filed on November 14, 2007

                Form 8-K filed on September 27, 2007
                File No. 001-33029

Dear Mr. Halvorson:

        We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 1. Business, page 3

1.   We note your discussion on page 43 of customers who accounted for at least 10%
        of your revenues for 2004, 2005 and 2006, respectively. Please name each
        unidentified customer who accounted for 10% or more of total revenues and
        whose loss would be material to the company, as required by Item 101(c)(1)(vii)
        of Regulation S-K. If you omitted the names of principal customers based upon a
        belief that the loss of such customers would not be material to the company,
        please explain the basis of this conclusion in detail in your response letter.

Item 11. Executive Compensation (incorporated from Definitive Schedule 14A)

Compensation Discussion and Analysis, page 18

Executive Cash Bonus Plan, page 19

2.   In future filings, please provide quantitative disclosure of the terms of the targets
        required to be achieved in order for your executive officers to earn their cash
        incentive compensation for the periods covered. Disclose the specific "Bronze,"
        "Silver," "Gold" and "Platinum" milestones for corporate revenue and corporate
        EBITDA that are used in determining incentive compensation for your named
        executive officers. To the extent you believe that disclosure of the targets is not
        required because it would result in competitive harm such that the targets could
        be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide
        a detailed supplemental analysis supporting your conclusion and discuss in your
        filing how difficult it will be for you to achieve the target levels or other factors.

Consolidated Statements of Operations, page F-4

3.   We note from your disclosures that technology license revenues and cost of
        revenues may include single element arrangements with original equipment
        manufacturers and original design manufacturers where the company is not
        obligated to provide support or other services. In addition, the line items include
        revenue and cost of revenues for bundled arrangements including products and
        services where vendor-specific objective evidence (VSOE) of fair value does not
        exist for the undelivered service element (i.e., upgrades and support). Tell us how
        you considered including in your presentation a separate revenue and related cost
        of revenue line item for bundled arrangements that are not separable because of
        the absence of VSOE for the undelivered service. In your response, tell us the
        amount of revenue and cost of revenue recognized for bundled arrangements for
        all periods presented on the income statement.

4.   Additionally, tell us how you considered including footnote disclosures describing the arrangements included in the technology licensing line item to inform investors of the nature of the line item. Further, tell us how you considered expanding the disclosures in your Management's Discussion and Analysis of Financial Condition and Results of Operations section. In this regard, we note your disclosures on page 52 where you provide a breakdown of the revenue streams included in technology licensing revenues between consumer hardware devices and software. Where these revenue streams include both bundled and unbundled arrangements, and where there is disparity with regards to timing and patterns of recognition**,** pricing, margins, etc., for bundled versus unbundled arrangements, we believe that an investor would benefit from a more detailed discussion of how each of these revenue streams contribute to the company's overall operations.

Note 1. Organization and summary of significant accounting policies

Stock-based compensation, page F-12

5.   We note your reference to a third-party appraiser in determining the fair value of the company's common stock for equity awards granted on or after October 1, 2004, through December 31, 2005. We believe that if you indicate you are relying on an expert in an Exchange Act filing, you should name that expert. If the Form 10-K is incorporated by reference in a Securities Act filing, you should also include the expert's consent pursuant to Rule 436(b) of Regulation C.

Form 10-Q for the Quarter Ended September 30, 2007

Note 8. Subsequent Events, page 12

6.   We note that the company entered into a share purchase agreement on November 7, 2007, to acquire MainConcept AG for a total purchase price of $28 million, including contingent consideration, and that this acquisition closed on November 14, 2007. Tell us if you plan on providing the financial statements of MainConcept AG including pro forma financial information showing the effects of this acquisition pursuant to Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X. In your response, please provide us with your analysis in determining whether or not the acquired entity represents a significant subsidiary pursuant to Rule 3-05 of Regulation S-X.

Forms 8-K filed on September 27, 2007

7.   We note that you entered into a license and distribution agreement with Yahoo! Inc. in which Yahoo! will provide you with certain web advertising services if you meet certain conditions. Please tell us what these conditions are and how you intend to account for the exchange of services pursuant to EITF 01-2. In your response, tell us if you expect monetary consideration to be significant.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider at (202) 551-3379 or Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-4383 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance you may contact me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief